January 4, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
     Mail Stop 6010
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended September 30, 2007 File No. 1-31719
Dear Mr. Rosenberg:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in preliminary response to the comment letter to the Company dated December 21, 2007 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.
The letter requests that we respond to the Commission’s three comments within 10 business days or tell you when we will provide you with a response. Because of scheduling coordination difficulties associated with the recent holiday season, we respectfully request an extension of an additional five business days to respond to the letter. We will submit a comprehensive response on or before Friday, January 11, 2008.
If this will present a problem, please contact the undersigned at (562) 435 3666, ext. 111566, or Jeff Barlow at (916) 646 9193, ext. 114663. Thank you for your consideration.

Respectfully submitted,
/s/ Joseph W. White

Joseph W. White Chief Accounting Officer

cc:	Mark Brunhofer, SEC